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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                            Scott's Liquid Gold-Inc.
             (Exact name of Registrant as specified in its charter)

Colorado                         84-0920811
(State of incorporation or       (I.R.S. Employer Identification
organization)                    No.)

                           4880 Havana Street
                       Denver, Colorado 80239-0019
                 (Address of Principal Executive Offices)

        Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class         Name of each exchange on which
      to be so registered         each class is to be registered


      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
                   Instruction A.(c), check the following box.

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
                   Instruction A.(d), check the following box.

         Securities Act registration statement file number to which this form relates:
                                             (if applicable)

          Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.10 per share
                                (Title of class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Scott's Liquid Gold-Inc. (the "Company") is authorized to issue 50,000,000 shares of the Company's common stock, $.10 par value per share. The Company also has authorized 20,000,000 shares of preferred stock.

Common Stock

     Each outstanding share of Common Stock entitles the holder to one vote. Cumulative voting in the election of directors is not permitted. A majority of the Company's outstanding shares entitled to vote, when present in person or by proxy, constitute a quorum at a meeting of shareholders. When a quorum is present, the number of nominees equaling the number of directors to be elected and having the highest number of votes cast in favor of their election are elected to the Board of Directors. Except as otherwise required by law, if a quorum is present, a matter is approved if the votes cast favoring the matter exceed the votes cast opposing the matter.

     Holders of shares of Common Stock are entitled to receive dividends if and when declared by the Board out of funds legally available therefor, subject to any preference that may be applicable to any then outstanding preferred stock. Upon the voluntary or involuntary liquidation of the Company, holders of Common Stock are entitled to receive ratably all assets remaining after payment of all obligations of the Company and the liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive or conversion rights to acquire securities of the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of the Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

     The Board of Directors has the authority, without further vote or action by the shareholders (unless shareholder approval is required in a specific case by applicable laws or regulations or stock exchange rules) to issue from time to time up to 20,000,000 shares of preferred stock as one class without series or in one or more series and to fix by resolution the designations, preferences, limitations and relative rights of the one class or each such series. The class as a whole or any series of preferred stock could, as determined by the Board of Directors at the time of issuance, rank with respect to dividends, limited voting rights, redemption and liquidation rights, senior to the Company's Common Stock.

     If issued, the preferred stock would have no voting rights except for the following: (a) voting rights required by applicable law (which currently provides for a vote of a class or series for certain amendments to the articles of incorporation affecting the class or series), (b) voting rights which the Board of Directors may grant to the class or a series of the preferred stock with respect to any amendment of the Company's Articles of Incorporation which adversely affects any right, preference or a limitation of the class or series, and (c) voting rights which the Board of Directors may grant to the class or a series of the preferred stock to elect a certain number of directors of the Company if there is a failure to pay dividends on the class or series for a period of time or to make a mandatory redemption payment when due for the class or series. The terms, conditions and limitations of any such voting rights will be determined by the Board of Directors, including the number of directors to be elected and the time period for which there must be a failure to pay any dividends for voting rights to occur.

Certain Effects of Authorized but Unissued Stock

     The issuance of additional Common Stock or shares of preferred stock could have the effect of diluting voting power per share or the book value per share of the outstanding Common Stock. Also, the existence of unissued and unreserved Common Stock or preferred stock could, in certain instances, render more difficult or discourage a merger, tender offer or proxy contest, and thus potentially have an "anti-takeover" effect. An issuance of stock can make acquisition of a company more difficult or more costly. An issuance of stock could deter the type of transactions that may be proposed or could discourage or limit the shareholders' participation in certain type of transactions that might be proposed (such as a tender offer), whether or not such transactions were favored by the majority of the shareholders, and could enhance the ability of officers and directors to retain their position. The Board of Directors of the Company will, however, consider any proposals to acquire control of the Company that may arise in the future in accordance with their fiduciary duties and their judgment as to the best interests of the shareholders of the Company at that time. The Company's Articles of Incorporation and Bylaws do not presently contain provisions having an anti-takeover effect.


ITEM 2.  EXHIBITS.

1. Restated Articles of Incorporation, as amended and restated through May 1, 1996, incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

2.   Bylaws, as amended through February 27, 1996, incorporated by reference to
     Exhibit 3.2 of Annual Report on Form 10-K for the year ended December 31, 1995.


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   SCOTT'S LIQUID GOLD-INC.


Date:     November 5, 1999
                                             Barry Shepard
                                             Treasurer